 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 26, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the first tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the first tranche of the 2024 programme was announced: 7 February 2024. The duration of the first tranche of the 2024 programme: 8 February to no later than 5 April 2024.

Further information on the tranche can be found in the stock market announcement on its commencement dated 7 February 2024, available here: https://newsweb.oslobors.no/search?issuer=1309

From 18 March to 22 March 2024, Equinor ASA has purchased a total of 2,208,221 own shares at an average price of NOK 283.6563 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

18 March	OSE	433,124	281.6195	121,976,170.80
	CEUX	27,862	282.4676	7,870,111.20
	TQEX	9,014	282.4183	2,545,718.80
19 March	OSE	444,095	282.3763	125,401,910.50
	CEUX	9,986	281.6123	2,812,180.05
	TQEX	5,919	282.0084	1,669,208.00
20 March	OSE	394,208	282.2873	111,279,918.90
	CEUX
	TQEX
21 March	OSE	393,654	285.2826	112,302,632.30
	CEUX	20,644	284.9111	5,881,703.90
	TQEX	9,715	284.8610	2,767,425.10
22 March	OSE	431,006	286.6667	123,555,071.80
	CEUX	19,385	286.8613	5,560,806.50
	TQEX	9,609	286.4936	2,752,917.40

Total for the period	OSE	2,096,087	283.6312	594,515,704.30
	CEUX	77,877	284.0993	22,124,801.65
	TQEX	34,257	284.1834	9,735,269.30

Previously disclosed buy-backs under the first tranche of the 2024 programme	OSE	11,198,005	269.2867	3,015,473,578.40
	CEUX	1,190,716	267.8022	318,876,359.85
	TQEX	341,279	267.6526	91,344,207.15
	Total	12,730,000	269.1040	3,425,694,145.40

Total buy-backs under first tranche of the 2024 programme (accumulated)	OSE	13,294,092	271.5484	3,609,989,282.70
	CEUX	1,268,593	268.8027	341,001,161.50
	TQEX	375,536	269.1606	101,079,476.45
	Total	14,938,221	271.2552	4,052,069,920.65

Following the completion of the above transactions, Equinor ASA owns a total of 75,734,592 own shares, corresponding to 2.52% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 68,973,414 own shares, corresponding to 2.30% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 26, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer